

December 30, 2005

<u>Via facsimile and U.S. Mail</u>
Ms. Katherine M. Koops, Esq.
Powell Goldstein LLP
1201 West Peachtree Street, N.W.
Atlanta, Georgia 30309

> Re: **Clover Community Bankshares, Inc.**
> **Preliminary Proxy Statement and Schedule 13E-3**
> **File No. 0-24749**
> **Filed November 29, 2005**

Dear Ms. Koops:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

General

1. We note that you are purporting to create two classes of securities out of what is currently a single class of common stock, for the purpose of taking the company private by causing the common stock to be held by less than 300 shareholders of record. Please provide a formal opinion of counsel that your common stock and your newly authorized preferred stock are separate classes of securities under state law. In addition, in your response letter, provide your legal analysis as to why the common stock and Class A preferred stock are

truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934. Your response should also provide counsel's legal analysis as to why it is opining that your common stock and the newly authorized class of preferred stock are in fact separate classes under state law. In this regard, the analysis should include a detailed discussion and comparison of each feature of your common stock and the preferred stock and why the rights of each class support the opinion of counsel. Further, the analysis should specifically address that the Series A Preferred Stock is convertible into common stock upon a change of control. Finally, you should address why the Series A preferred, which will be issued to approximately 459 holders of record, will not succeed to the reporting obligation associated with the common stock.

2. The exhibit index refers to financial statements for the year ended December 21, 2005. Please revise to reflect the correct year.

Proxy Statement

3. Disclose the availability of dissenters' rights on the cover. For example, after the statement that no cash will be paid as consideration, expand to reflect the availability of dissenters' rights.

Important Notices

4. Please move this section to later in the filing. The proxy statement should begin with the Summary Term Sheet.

Summary Term Sheet, page 1

5. It is your responsibility to summarize accurately. Please delete the sentence about qualification in entirety by reference. You can direct investors to read the entire proxy statement for more complete discussions.

6. Please include a prominent subsection addressing that holders of common stock who do not wish to have their securities reclassified may place their securities in street name with a broker holding at least 800 shares. Please address by what date holders must do so in order to avoid reclassification.

Fairness of the Reclassification Transaction; Board Recommendation, page 4

7. Please state the board's belief as to fairness of the *Rule 13e-3 transaction* as required by Item 1014(a) of Regulation M-A, as opposed to the fairness of the reclassification. You should make the corresponding change throughout the document.

8. We note your penultimate bulleted factor in this section, stating "the advantages and disadvantages of the rights, preferences and limitations of the Series A Preferred Stock balance in comparison to the relative rights of our common stock… ." In light of the loss of voting rights for the Series A Preferred Stock, we believe that you should support this statement here, despite the reference to the fairness section. Further, you should provide balance in such disclosure, discussing the differences in voting rights and as a result, value of the security.

Effects of the Reclassification on Affiliates, page 18

Positive Effects, page 15

9. Because this statement is filed by affiliates of the company, the description of the effects of the Rule 13e-3 transaction on the affiliates must include, but not be limited to, the effect of the Rule 13e-3 transaction on each affiliate's interest in the net book value and net earnings of the subject company in terms of both dollar amounts and percentages. Please see Instruction 3 to Item 1013.

10. If any holders of less than 800 shares of common stock own outstanding options, please explain what effect the reclassification will have on them.

Negative Effects, page 16

11. Expand your disclosure of the "effect on market for shares" to discuss the effect on persons who will hold Series A stock as a result of the reclassification.

12. Supplementally explain the basis for your statement that due to the limited supply of Clover common stock the stock price may increase. In that regard, we note that the number of outstanding securities will not decrease as a result of the transaction and that the filing persons believe "from a financial point of view, that the value of the Series A Preferred Stock is equivalent to our common stock."

13. Please expand the disclosure to discuss the lack of any assurance that the transaction will be not be taxable.

Effects of the Reclassification on Shareholders Generally, page 17
Positive Effects, page 18

14. We note that you historically have not declared dividends and have no intention to do so on a going forward basis. Expand your disclosure to explain why you view this as a positive effect for holders of the Series A Preferred Stock. Please make corresponding disclosure in your "dividend

preference" section on page 24.

15. With regard to the third bullet point, please provide support for your inclusion of this factor as an effect of the reclassification on those shareholders who are to receive Series A Preferred Stock. You state that because holders with 800 or fewer common shares will be automatically reclassified into common shares upon a change in control, they will realize any future value received at the same value as holders of common stock. Support how this is a positive effect of the reclassification on shareholders who currently hold shares that are able to realize that same future value. In providing the balance requested by this series of comments, if you continue to include this factor as a "positive effect of the transaction" you should identify the fact that shareholders who currently hold common shares to be reclassified to preferred are able to realize that same future value today.

Recommendation of the Board of Directors; Fairness of the Reclassification, page 21
Shareholders Retaining Shares of Common Stock, page 25

16. We refer to the first sentence of the second paragraph on page 26. Please explain in detail why the board believes the values of the securities to be equivalent from a financial point of view. Please explain why you believe that the liquidation and dividend preferences would positively impact the value of the Series A Preferred stock when banks generally do not undergo liquidation and the company has no history of providing dividends. In that regard, it would appear that the interests of holders of common stock, who through their voting power effectively control the company, would not be aligned with those of holders of preferred securities.

17. We refer you to the penultimate paragraph on page 26 referencing the board's reaching its conclusion that the reclassification was substantively fair to the unaffiliated shareholders. We note your statement regarding the factors that you did not consider important in determining the fairness of a transaction to unaffiliated security holders. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in considerable detail. Revise the discussion to address all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A. If the board did not consider one or more of the factors, state that and explain in detail why the factor(s) were not deemed material or relevant. *See* Question and Answer No. 20 of Exchange Act Release No. 34-17719. Also revise to quantify the company's net book value, liquidation value and going concern value on a per share basis, if known.

Procedural Fairness, page 27

18. We refer to the second paragraph on page 27. Please expand your disclosure

to explain why you believe that a separate vote of unaffiliated holders would "usurp" the power of shareholders to consider and approve the transaction under South Carolina Law. Would such usurpation be contrary to South Carolina law? Would affiliates in the transaction, who consist solely of management and directors, consider their authority usurped? In addition, please expand your disclosure to address any difficulty a holder of less than 800 shares would have in obtaining additional shares. Similarly, please address what steps, if any, unaffiliated holders of greater than 800 shares who would prefer to hold preferred securities should take in order to ensure such treatment.

19. The staff disagrees with your statement that affiliated and unaffiliated holders will be treated equally. All affiliated holders will keep common stock and the majority of unaffiliated stockholders will **receive shares of preferred stock**. Please revise your disclosure to avoid reference to "equal treatment."

20. We note your reference to the fact that you have not made any provision to grant unaffiliated shareholders access to your corporate files except as provided under the South Carolina Code and your bylaws. Please revise this disclosure to include the provisions set forth under South Carolina law and your bylaws, how the board considered them, if at all, and how such conditions will affect security holders' access to these materials.

21. We refer you to the penultimate paragraph of this section. Please explain what you mean by the fact that you will not provide appraisal services at your expense and how that relates to the security holders' dissenter rights under the South Carolina Code. In that regard, because your analysis of fairness relies heavily on the board's determination of equivalence from a financial point of view, explain in greater detail why the board did not consider an appraisal to be "necessary or customary."

Dissenters' Rights, page 39

22. Expand to discuss how exactly a dissenters' proceeding may involve litigation. Further, discuss how and by whom attorneys' fees are to be paid pursuant to the South Carolina Code.

23. Please disclose the minimum time period that the company may set forth in its written dissenters notice.

Selected Historical Consolidated Financial Information, page 48

24. Please revise the presentation of your financial statements to disclose the ratio of earnings to fixed charges in a manner consistent with Item 503(d) of Regulation S-K. See Item 1010(a)(3) of Regulation M-A. Be advised that

> although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(a)(3) is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(a)(3) of Regulation M-A requires that the company present its ratio of earnings to fixed charges "in a manner consistent with 503(d) of Regulation S-K." The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the company has any fixed charges.

Where you Can find More Information, page 50

25. Please note that the address of the SEC has changed. The SEC's Public Reference Room is not at 100 F Street, N.E., Washington DC 20549.

Appendices

26. There is no safe harbor for forward-looking statements in connection with a 13E-3. Please revise.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

· the company and each filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company and each filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the comments may be directed to me at (202) 551-3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers & Acquisitions